

Mail Stop 4720

December 15, 2016

Mr. James M. Zemlyak
President and Chief Financial Officer
Stifel Financial Corp.
501 North Broadway,
St. Louis, MO 63102-2188

      Re: **Stifel Financial Corp**.
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed March 1, 2016
              Form 8-K dated November 2, 2016
              File No. 001-09305

Dear Mr. Zemlyak:

We have reviewed your Form 8-K dated November 2, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K dated November 2, 2016
Exhibit 99.1

1. In this earnings release you present non-GAAP measures for net revenues, compensation ratio, non-compensation ratio, pre-tax operating margin, net income, earnings per diluted common share and earnings per diluted common share available to common shareholders. Please revise future filings to include a reconciliation to the most comparable GAAP measure for each non-GAAP measure presented as required by Item 10(e)(1)(i)(B) of Regulation S-K. It appears that you only reconciled the non-GAAP net income. Please also disclose the reasons the acquisition-related expenses are not representative of the costs of running your on-going business.

2. Please disclose how your GAAP and non-GAAP pre-tax operating margin ratios are calculated and reconcile each measure used to calculate these percentages.

3. Please revise future disclosure to include the comparable GAAP compensation ratio and non-compensation ratio in your narrative on page 3. In addition, please clarify if the non-GAAP ratios are calculated using non-GAAP revenue.

4. Please confirm that in future filings you will no longer present any historical non-GAAP EPS amounts that exclude duplicative expenses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dana Hartz, Senior Staff Accountant, at (202) 551-4491 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services